Via EDGAR and email

January 10, 2013

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Eagle Rock Energy Partners, L.P.
Registration Statement on Form S-4
Filed November 20, 2012
File No. 333-185048

Ladies and Gentlemen:

Set forth below are the responses of Eagle Rock Energy Partners, L.P. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2012, with respect to Registration Statement on Form S-4, File No. 333-185048, filed with the Commission on November 20, 2012 (the “Registration Statement”). Concurrently with the filing of this letter through EDGAR, we have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.                                      We note that you are registering the 8 3/8% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

RESPONSE:  We acknowledge the Staff’s comment and have provided a supplemental letter with Amendment No. 1 stating that we are registering the exchange offer in reliance on the

Commission’s position contained in the Morgan Stanley and Shearman & Sterling no-action letters and have included the representations contained therein.

2.                                      Please delete the language in the letter of transmittal requiring the holder to “acknowledge…review” of the terms of the exchange offer.

RESPONSE:  We acknowledge the Staff’s comment and have deleted the noted language from the letter of transmittal.

*        *        *        *        *

If any additional supplemental information is required by the Staff, please contact the undersigned at (281) 408-1260 or Douglas E. McWilliams of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

EAGLE ROCK ENERGY PARTNERS, L.P.

Eagle Rock Energy GP, L.P., its general partner

Eagle Rock Energy G&P, LLC, its general partner

By:	/s/ Charles C. Boettcher
Name:	Charles C. Boettcher
Title:	Senior Vice President and General Counsel

cc:	Alexandra M. Ledbetter, Securities and Exchange Commission
Joseph A. Mills, Eagle Rock Energy Partners, L.P.

Signature Page to Response Letter